Dickie McCamey

Robert W. Hastings
Attorney-at-Law
Admitted in PA

Direct Dial: 412-392-5303
Direct Fax: 412-392-5367
rhastings@dmclaw.com

June 28, 2007

VIA HAND DELIVERY
Mr. Jay Williamson
United States Securities and Exchange
Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, DC 20549

      RE: Keystone Insurers Group, Inc.
              Form 1 A/A Amendment No. 7
              File No. 24-10133
              Our File No.: 11477.285678

Dear Mr. Williamson:

Enclosed please find the following with regard to the Form 1-A/A Amendment No. 7 filed on behalf of Keystone Insurers Group, Inc. Seven copies of the Form 1-A were sent under separate cover to the File Desk.

1.   A response to the Comments letter relating to the financials from Mr. Carlton Tartar dated June 21, 2007, and

2.   A clean and Deltaview copy of the Form 1-A. The Deltaview copy marks the changes compared with our filing dated May 31, 2007. Note, consistent with our telephone conversation of June 26, 2007, the SEC did not provide any comments in addition to those provided by Mr. Tartar with regard to the May 31, 2007 filing. Accordingly, the only changes made to the body of the Form 1-A concern removal of the reference to the financials as being audited.

As per your request, there are three copies of the above-referenced documents to assist in your review.

Thank you.

Very truly yours,

Robert W. Hastings

Robert W. Hastings

cc. David E. Boedker (w/o enc.)

DICKIE, McCAMEY & CHILCOTE, P.C. | ATTORNEYS AT LAW
MAIN: 412-281-7272 FAX: 412-392-5367
TWO PPG PLACE, SUITE 400 | PITTSBURGH, PA 15222-5402 | WWW.DMCLAW.COM

Pittsburgh | Harrisburg | Philadelphia | Washington, D.C.
New Jersey | North Carolina | Ohio | West Virginia

Robert W. Hastings
Attorney-at-Law
Admitted in PA

Direct Dial: 412-392-5303
Direct Fax: 412-392-5367
rhastings@dmclaw.com

June 27, 2007

Mr. Jay Williamson
United States Securities and Exchange
Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, DC 20549

        RE: Keystone Insurers Group, Inc.
               Form 1 A/A Amendment No. 7
               File No. 24-10133
               Our File No.: 11477.285678

Dear Mr. Williamson:

        Enclosed please find Keystone Insurer Group, Inc.'s response to Mr. Carlton Tartar's comments dated June 21, 2007.

Management's Discussion and Analysis, page 72

1.   *We note your response to prior comment 12 of our letter dated February 13, 2007. Please expand your disclosures under Item 48 to discuss your results of operations for the years ended December 31, 2006 and 2006 in more detail, including the factors that contributed to the net income or loss recorded in each period.*

        We have revised Item 48 as per the Comment.

Financial Statements

Cash Flow Statement, page 7

2.   *We note your response to prior comments 15 and 17. Please tell us how you determined that the share-based payments totaling $159,083 should be reflected in the cash flow statement under the caption "increase in additional paid in capital". Since no cash was received, it would appear that this amount should be reflected as a reconciling item within the operating section of the statement. Please advise and revise the financial statements accordingly.*

DICKIE, McCAMEY & CHILCOTE, P.C. | ATTORNEYS AT LAW
MAIN: 412-281-7272 FAX: 412-392-5367
TWO PPG PLACE, SUITE 400 | PITTSBURGH, PA 15222-5402 | WWW.DMCLAW.COM

Pittsburgh | Harrisburg | Philadelphia | Washington, D.C.
New Jersey | North Carolina | Ohio | West Virginia

The Cash Flow Statement has been restated as per the Comment. Note 17 of the Consolidated Financial Statements also states that the 2006 Cash Flow Statement was restated to classify the stock based compensation. There was no effect on net increase or decrease in cash or cash equivalents.

Note 10 - Senior Officer Incentive Compensation, page 19

3. *We note your response to prior comments 15 and 17. As previously requested, please revise to provide the information required by paragraphs A240-A242 of SFAS 123(R), including each of the valuation assumptions used to value the awards.*

   Note 10 of the Consolidated Financial Statements has been revised to include the assumptions used in determining the valuation of the senior officer stock options in accordance with SFAS 123(R).

4. *Please tell us how you determined the volatility assumption used to value the awards in accordance with paragraph A22 and A32 of SFAS 123(R).*

   The Company utilized the consulting service of Robert Reagan of Reagan Consulting, Inc. who has been specialized in providing valuation services for the insurance industry for the past 25 years. In order to validate our volatility assumption as required by SFAS 123(R), the Company reviewed the 2006 volatility assumptions of BB&T Corporation (16%), Arthur J. Gallagher (25%), Hilb Rogal & Hobbs (27.6%) and Wachovia Corporation (19%). This information was obtained through their respective 2006 Annual Reports filed with the SEC. The Company believes that the companies selected to determine volatility are comparable to it even though these companies have significantly larger market capitalizations.

5. *Please tell us how you determined the expected terms of the awards. Note that as discussed in paragraph A28 of SFAS 123(R), the expected term must at least include the vesting period of the award.*

   The expected term is 5 years because the options last 5 years as per the executive employment agreements. There was no reduction in expected term compared with the length of the options because the Company does not believe there will be any forfeitures. The options awarded are a significant inducement to the senior officers to remain with the company and it is highly unlikely that the senior officers will forfeit any of their options.

Note 16 - Subsequent Events, page 22

> 6. *We note your response to prior comment 16. However, we did not note any revised disclosures relating to the options that will be granted to your shareholders. We note that based on your disclosure under Item 38 on page 63, the options will be issued in consideration for the shareholders approving the proposed offering, giving up their blanket pre-emptive rights and accepting revised franchise agreements. As previously requested, please revise your disclosure to state the estimated fair value for each award along with the major assumptions that will be used to value the awards, as well as the manner in which the resulting compensation expense will be recorded under SFAS 123(R) and EITF 96-18, as applicable. Also, please revise your disclosure to state the number of options that are currently expected to be granted, as well as when the options are expected to be granted.*

> We have revised Note 16 as per the Comment to detail the potential expense to the Company of any options awarded to the shareholders after the offering.

Exhibit 11, Consent of Independent Accountant

> 7. We note that the consent states that the accountant prepared the financial statements included in the offering statement. If this is the case, it would appear that the accountant does not meet the independence requirements of Article 2 of Regulations S-X, which is required if audited financial statements are provided as discussed in Part F/S of Form 1-A. Please advise and revise the financial statements and auditor's consent, as appropriate.

> Consistent with our conversation with Mr. Tartar, we have removed any reference in the Form 1-A and the financials that the financials for the Company are audited. Item 46 states that the financials provided are the Consolidated Financial Statements Unaudited for the years ended December 31, 2006, 2005 and 2004 and the financials cover page state that they are unaudited. Also, the Consent of Independent Account which was Exhibit 11 in the prior Amendment filed May 31, 2007 has been removed.